Mail Stop 4561
                                                           May 18, 2018

Giro DiBiase
Chief Executive Officer
IIOT-OXYS, Inc.
705 Cambridge Street
Cambridge, MA 02141

       Re:    IIOT-OXYS, Inc.
              Amendment No. 2 to Registration Statement on Form S-1 Filed April 25, 2018
              File No. 333-222311

Dear Mr. DiBiase:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2018 letter.

General

1. We note your response to prior comment 1 and your disclosure that the OXYS SEA was effective on July 28, 2017 where you acquired 100% of the issued voting shares of
       OXYS in exchange for 34,687,244 shares of the company's common stock. We also note that you were a shell company from January 1, 2009 until July 28, 2017. As such, we continue to believe that because your selling shareholders recently received the shares being offered for resale, including shares issued or sold on a day when you were still a shell company, and these shares appear to represent almost all of your outstanding shares held by non-affiliates, it appears that your selling shareholders are underwriters. See
       SEC Release 33-8869 (2007). Under the Release, Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form
 Giro DiBiase
IIOT-OXYS, Inc.
May 18, 2018
Page 2

       10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Accordingly, please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus as applicable. Also include the undertaking required by Item
       512(a)(6) of Regulation S-K.

Risk Factors

The majority of our sales come from a small number of customers..., page 2

2. We note your response to prior comment 3 and your revised disclosure where you state that "[t]wo of [your] customers are large automotive companies, and the third major customer is a state government. To date, these customers have generated all [your]
       revenues." Please specify the percentage of revenues each of your customers account for;
       and, where applicable, discuss the material terms of the agreement with each of the customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16

3. We note your response to prior comment 6 and your revised disclosure where you state that "we anticipate being able to maintain current operations for six months; however, we expect additional funding within three months." Please expand to discuss the additional funding you are expecting within three months, including the source(s) of the funding and whether you have entered into any agreements with respect to such funding. To the extent the funding is not assured, please revise to so state.

Results of Operations for the Year Ended December 31, 2017..., page 17

4. We note your response to prior comment 5. Please expand your disclosure to provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items. For example, please discuss the primary drivers of your revenue growth. Refer to Item 303(a)(3) of
       Regulation S-K and SEC Interpretive Release 33-8350.
 Giro DiBiase
IIOT-OXYS, Inc.
May 18, 2018
Page 3

Competition, page 25

5. We note your response to prior comment 9. Please provide us with support for your statement that "[t]he first comes from large companies such as IBM, GE, Amazon,
       Google etc. who all have their efforts in IIoT. However, these large companies are cloud computing centric and they are trying to move towards edge devices from their present position of being solely cloud computing based."

Selling Stockholders, page 31

6. We note your response to prior comment 13. Please revise to state that Mr. Mattia is a statutory underwriter.

Item 15. Recent Sales of Unregistered Securities, page II-2

7. We note your response to prior comment 14. Please file the consulting agreements with
       DATHNA Partners LLC, Draco Financial LLC and Accelerate Health Care Innovations
       or tell us why you believe they are not material. Refer to Item 601(b) of Regulation S-K.

Exhibit 5.1, Legal Opinion

8. We refer to the fifth paragraph of the legal opinion. An opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. In this regard, please have counsel revise the following statements:

                "I am counsel admitted to practice in the in the State of Utah. I am not engaged in the practice of law in the State of Nevada; however, I am generally familiar with the Nevada Revised Statutes as currently in effect and have made such inquiries as I consider necessary to render the opinions contained herein."

               "I express no opinion as to the applicable laws of any jurisdiction other than those of the State of Utah, the State of Nevada only to the extent they relate to the
               Nevada Revised Statutes and the federal laws of the United
States."

               "For purposes of this opinion letter, I have assumed that the applicable laws of all other applicable jurisdictions are the same as the laws of the State of Utah."

       Refer to Staff Legal Bulletin No. 19 (CF) Section II.B.3(b) for guidance.
 Giro DiBiase
IIOT-OXYS, Inc.
May 18, 2018
Page 4

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3673 with any other questions.

                                                          Sincerely,

                                                          /s/ Folake Ayoola

                                                          Folake Ayoola
                                                          Special Counsel,
Office of
                                                          Information
Technologies and
                                                          Services

cc:    Ronald Vance
       Vance, Higley & Associates, P.C.